SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Release 18 December 2008, Lisbon

Meo surpasses 300 thousand customers

Portugal Telecom announced today that Meo, its pay-TV service, surpassed 300 thousand customers, representing circa 43% of PT’s ADSL customers and 11% of its traffic generating lines. Net additions in the quarter to date surpassed 89 thousand customers.

Meo, the integrated offer of voice, internet and pay-TV services, represents a key lever of PT’s strategy to strengthen and differentiate its value proposition to residential customers. Meo is based on a multiplatform concept that is intended to provide the same TV experience, regardless of the customer platform or interface. Meo provides access to a comprehensive content offering, with more than 110 TV channels and over 1,500 real video-on-demand titles.

Portugal Telecom has, since launch, continuously strengthened the Meo offer with new features and content. On 28 November 2008, Meo launched JimJam, a new children’s channel fully dubbed into Portuguese and with a special programming line-up for the Christmas season. On 6 December 2008, Meo, in partnership with NBC Universal Global Networks, launched Sci-Fi, the first exclusive scientific fiction channel in Portugal. Furthermore, and as part of Meo’s ongoing innovation strategy in pay-TV, PT has, since November 2008, included content from Sapo, its internet portal, on the Meo platform — news, and geo-referenced useful information such as traffic, weather and pharmacies, available onscreen to all Meo customers.

PT also launched recently Meo’s Christmas campaign with a strong focus on the video-on-demand offer, which remains a distinctive factor of Meo’s TV-experience, thus contributing to maintain high brand notoriety levels. In effect, proved ad recall remains at around 50%. The video-on-demand offer continues to have a marked success, as over 40% of the Meo customer base already used this feature and on average monthly users have 3.8 rentals per month.

In the quarter, PT also launched a new set-top-box for the satellite platform, which provides access to advanced features such as digital recording and pause live-TV, delivering a satellite TV-experience in line with the Meo IPTV experience.

PT’s Meo television offering is an investment in excellence and innovation to provide an experience of next generation television. Portugal Telecom will continue to invest in the quality of service and innovation of Meo, in order to provide more and better services to its customers.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.